UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 10, 2019

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

RF Micro Devices, Inc.

File No. 0-22511 - CF#28731

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Qorvo, Inc. (successor to RF Micro Devices, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information RF Micro Devices, Inc. excluded from the Exhibits to a Form 10-Q filed on August 9, 2012, as amended.

Based on representations by Qorvo, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.1 through June 9, 2022

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Acting Secretary